FORM 4                                                 OMB APPROVAL
[X] Check box if no longer                             OMB Number 3235-0287
subject to Section 16. Form                            Expires:
4 or Form 5 obligations may                            Estimated average burden
continue. See Instruction(b)                           hours per response: 0.5

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                               Washington D.C.

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person
   Nelson       Nathan
   (Last)       (First)      (Middle)

   c/o Command Security Corporation
   Lexington Park, Route 55
                (Street)

   Lagrangeville, NY 12540
   (City)    (State)    (Zip)


2. Issuer Name and Ticker or Trading Symbol
   Command Security Corporation CMMD

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Statement for Month/Year
   10/00


5. If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)
   _____ Director                      _____ 10% Owner
   __X__ Officer (give title below)    _____ Other (specify below)

Chief Financial Officer and Executive Vice President

7. Individual or Joint/Group Filing
   (Check Applicable Line)
   _X_ Form filed by One Reporting Person
   ___ Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities, Acquired, Disposed of, or
Beneficially Owned


1. Title of Security (Instr. 3)
   NONE


2. Transaction Date
   (M/D/Y)



3. Transaction Code
   (Instr. 8)
   Code



4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A) or (D)       Price



5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)



6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)



7. Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g. puts, calls, warrants, options, convertible securities)


 1. Title Derivative Security (Instr. 3)
    NONE

 2. Conversion or Exercise Price Of Derivative Security



 3. Transaction Date M/D/Y


 4. Transaction Code (Inst. 8)


 5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)


 6. Date Exercisable and Expiration Date (Month/Day/Year)
    Date Exercised     Expiration Date



 7. Title and Amount of Underlying Securities (Instr. 3 and 4)
    Title                    Amount or Number of Shares


 8. Price of Derivative Security (Instr. 5)


 9. Number of Derivative Securities Beneficially Owned at End of Month
    (Instr. 4)



10. Ownership Form of Derivative Security: Direct (D) Indirect (I) (Instr.4)



11. Nature of Indirect Beneficial Ownership (Instr.4)


Explanation of Responses:
1. No securities are beneficially owned
2. Mr. Nelson was engaged by Command Securities Corporation as Executive Vice President, CFO and Principal Financial Officer as of July 1, 1999, he recently resigned from the Corporation

/s/Nathan Nelson                          October 12, 2000
-------------------------------           ------------------
**Signature of Reporting Person           Date

** Intentional misstatements or omissions of fact constitute Federal criminal violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If the space provided is insufficient, see Instruction 6 for procedure.